

04040222

Form 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the Fiscal Year ended December 30, 2002

( )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____ to _____

Commission File Number ____333-13642____

PROCESSED

AUG 11 2004

THOMSON
FINANCIAL

A.   Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN OF THE ICI GROUP
(FORMERLY THE SAVINGS AND INVESTMENT PLAN OF THE ICI GROUP)
(the "Plan")
c/o Law Department
ICI AMERICAS INC.
10 Finderne Avenue
Bridgewater, NJ 08807

B.   Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Imperial Chemical Industries PLC
9 Millbank
London SWIP 3JF

w:\Law\Gen\Tmh\11Ks\ICI RSP YE 123002.doc



RETIREMENT SAVINGS PLAN OF THE ICI GROUP

Financial Statements and Supplemental Schedules

December 30, 2002 and 2001

(With Report of Independent Registered Public Accounting Firm Thereon)

RETIREMENT SAVINGS PLAN OF
THE ICI GROUP

Table of Contents



KPMG LLP
New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Report of Independent Registered Public Accounting Firm

The Participants
Retirement Savings Plan of the ICI Group:

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan of the ICI Group (formerly, the Savings and Investment Plan of the ICI Group) (the Plan) as of December 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Employee Benefits Investment Committee of ICI American Holdings Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of non-exempt transactions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2002 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2002 basic financial statements taken as a whole.

KPMG LLP

February 17, 2004

RETIREMENT SAVINGS PLAN OF
THE ICI GROUP

Statements of Net Assets Available for Benefits

December 30, 2002 and 2001

	2002	2001
Investments:		
Investment in Master Trust (note 5)	$ 549,169,206	615,855,815
Participant loans	11,596,648	11,652,635
Total investments	560,765,854	627,508,450
Receivables:		
Accrued interest	947	—
Employer Contributions	838,539	813,059
Participant Contributions	982,530	988,208
Net assets available for benefits	$ 562,587,870	629,309,717

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN OF
THE ICI GROUP

Statements of Changes in Net Assets Available for Benefits

Years ended December 30, 2002 and 2001

		2002	2001
Additions:			
Contributions:			
Employer	$	11,379,577	12,355,197
Participants		25,647,428	25,045,457
Rollovers		4,098,221	4,411,102
Total contributions		41,125,226	41,811,756
Participant loan interest income		948,555	1,094,310
Transfers from other benefit plans (note 1)		10,213,158	—
Total additions		52,286,939	42,906,066
Deductions:			
Participants' withdrawals		47,594,204	64,311,872
Net investment loss of Master Trust (note 5)		66,866,008	45,521,149
Administrative fees		8,366	18,868
Transfers to other benefit plans (note 1)		4,540,208	35,352,164
Total deductions		119,008,786	145,204,053
Net decrease in assets available for benefits		(66,721,847)	(102,297,987)
Net assets available for benefits:			
Beginning of year		629,309,717	731,607,701
End of year	$	562,587,870	629,309,717

See accompanying notes to financial statements.

(1) The Plan

(a) General

The following description of the Retirement Savings Plan of the ICI Group (the Plan or RSP), provides only general information. Participants should refer to the Plan document and summary plan description booklet for a more complete description of the Plan's provisions.

The Plan is an individual account defined contribution plan. Participant accounts are credited with participant and employer contributions and are adjusted for withdrawals or distributions elected by the participant. In addition, the accounts are adjusted for an allocation of the Plan's income, expenses, and any increases or decreases in the market value of plan assets.

The Plan is sponsored by ICI Americas Inc. The Plan covers eligible:

- Non-union employees of the Quest business unit of Indopco, Inc.;

- Union and non-union employees of Mona Industries Inc.;

- Non-union employees of Tra-Con Inc.;

- Non-union employees of Ablestik Laboratories;

- Non-union employees of the National Starch and Chemical Company business unit of Indopco, Inc.;

- Non-union employees of ICI Paints (other than employees of the Stores Division and employees located in Puerto Rico);

- Union and non-union employees of ICI Americas Inc.; and

- Union and non-union employees of ICI Uniqema Inc. (prior to January 1, 2004, a business unit of Indopco, Inc.).

(b) Background

On July 1, 2000, the ICI Americas Deferred Compensation Plan was amended and restated as the Savings and Investment Plan of the ICI Group. Coincident with the restatement, the National Starch and Chemical Company Profit Sharing and Savings Plan (PSSP) was merged into the Plan, the assets and liabilities of non-union employees of National Starch and Chemical Company in the National Starch and Chemical Company Hourly Employee Savings Plan (HESP) were transferred into the Plan, the assets and liabilities of the non-union employees of The Glidden Company who are not resident in Puerto Rico and not employed in a field sales position in the Stores Division were transferred from the Retirement Savings and Investment Plan of ICI Paints (RSIP) to the Plan, and the assets and liabilities of Crosfield at Joliet, Illinois bargaining unit were transferred from the Plan to the Savings and Investment Plan for Collectively Bargained Employees of the ICI Group.

(Continued)

**RETIREMENT SAVINGS PLAN OF
THE ICI GROUP**

Notes to Financial Statements

December 30, 2002 and 2001

Effective December 31, 2001, the name of the SIP was changed to the Retirement Savings Plan of the ICI Group.

Effective January 1, 2001, the Plan was amended to exclude all ICI Paint Stores personnel.

(c) Contributions

Subject to limitations imposed by law, plan participants may contribute to the Plan, in increments of one percent on a before-tax basis, between 1% and 25% (15% prior to January 1, 2002) of eligible compensation, as defined in the Plan.

The Plan also allows before-tax catch up contributions permitted under section 414(v) of the Internal Revenue Code of 1986, as amended (Code).

Plan participants may contribute to the Plan, in increments of one percent, on an after-tax basis between 1% and 12% of eligible compensation.

For each dollar a participant contributes on a before-tax basis, the Company makes a matching contribution of one dollar subject to the limits established by the Code and the Plan's limit of 3% of eligible compensation.

The Company also contributes an additional "Make Up Matching" contribution to eligible participants of the Plan. The Plan Administrator determines the matching contributions made to the participant's account for the plan year. The Plan Administrator then determines the hypothetical year end match based upon his/her total before-tax contributions for the year and the participant's eligible compensation for the portion of the plan year in which the participant was eligible to participate in the Plan up to the 3% of eligible compensation. The difference, if any, between the actual matching contribution and the hypothetical year end match is the "Make Up Matching" contribution.

The Plan also provides for a discretionary Business Contribution based on the profitability of identified business units. Business Contributions may range from zero to 5% of eligible compensation. Each identified business unit may set different criteria for the Business Contribution. A participant must be actively employed on the last day of the plan year to receive a Business Contribution for that year.

Effective April 1, 2002, a participant who is not eligible to participate in a defined benefit pension plan of the ICI Group will be eligible for a Retirement Contribution unless (i) he agrees in writing that he is not eligible or (ii) he is a member of a collectively bargaining unit that has not negotiated the Retirement Contribution. The Retirement Contribution is 4% for eligible participants of The Glidden Company and 5% for all other eligible participants. Retirement Contributions are not withdrawable prior to termination of employment, are not eligible for loans and are not counted to determine the amount available for a loan.

(d) Vesting

Participants are 100% vested at all times in the value of their before-tax and after-tax contributions, the Company's matching contributions, business contributions and income or loss thereon. Retirement Contributions vest upon completion of 5 years of vesting subject to the break in service rule.

5 (Continued)

Forfeitures represent the unvested portion of employer contributions. Forfeitures result from the termination of a participant prior to becoming 100% vested in the Retirement Contribution. Forfeitures are used to offset Retirement Contributions. For the year ended December 30, 2002, forfeitures were $8,513.

(e) Benefit Payments

Prior to termination of employment and age 59-1/2, participants may withdraw their after-tax employee contributions, and related investment income (loss), if any, on such contributions, subject to Plan limitations and restrictions. Before-tax employee contributions may be withdrawn only in the event of certain financial hardships, as defined, or after reaching the age of 59-1/2. As provided by law and under circumstances provided for in the Plan, such withdrawals may result in suspension from eligibility to make employee contributions to the Plan for various periods of time. After age 59-1/2, participants may elect to withdraw all or part of their account balance prior to termination of employment.

(f) Investment Options

Contributions and balances are invested at the election of the participant in one or more of the following funds:

ICI Long-Term Income Fund – This fund is comprised of investment contracts with insurance companies and individual bonds and bond portfolios at varying interest rates and maturities, although typically three to five years. As contracts and bonds mature, the proceeds are reinvested in one or more new contracts, bonds or bond portfolios. The fund's rate of return is a blended rate that varies based on all of the underlying investments.

Fidelity Balanced Fund – This fund normally invests approximately 60% of assets in stocks and other equity securities and the remainder in investment-grade bonds and other investment debt securities of both medium and high quality. The fund invests approximately 25% of assets in fixed income senior securities including investment-grade debt securities and preferred stock. The goal of this fund is to provide income and capital growth consistent with reasonable risk.

Mellon Capital Asset Allocation Strategy Fund – This fund is managed by Mellon Capital Management Corporation, is invested in shares of a pooled investment portfolio in which other trusts participate, the assets of which are primarily invested in equity and fixed income securities. Such investments are made at the discretion of the fund's investment manager.

Fidelity Equity Income Fund – This fund normally invests at least 65% of assets in income-producing equity securities, which tend to lead to investments in large-cap stocks. The fund potentially invests in other types of equity and debt securities including lower-quality debt services. The objective of this fund is to provide reasonable income while considering the potential for capital appreciation.

Fidelity US Equity Index Pooled Fund – This fund invests primarily in the common stocks of the 500 companies that make up the S&P 500. The goal of this fund is to approximate the composition and total return of the Standard and Poor's 500 Index.

Fidelity Magellan Fund – This fund invests primarily in common stocks and securities convertible into common stock, but may also invest in other types of securities. The objective of this fund is to increase the value of investments over the long-term through capital appreciation.

Fidelity Aggressive Growth Fund – This fund invests primarily in common stocks of domestic and foreign issuers. The objective of this fund is to increase the value of investment over the long-term through capital appreciation.

T. Rowe Price Small Cap Stock Fund – This fund invests primarily in stocks of small and medium-sized companies that are believed to offer superior earnings growth or that appear to be undervalued. The objective of this fund is to provide long-term capital growth.

American Funds Europacific Growth Fund – This fund's objective is long-term growth through investments primarily in common stocks (to include ADRs) of large established non-U.S. companies. The fund also may have small investments in emerging and newly industrialized countries. There is an element of risk from exchange-rate fluctuation and the action of foreign governments.

ICI Company Stock Fund – Invests primarily in Imperial Chemical Industries PLC American Depositary Receipts (ADRs), which are traded on the New York Stock exchange. The rate of return results from a combination of the movement in the price of the stock and the movement in the exchange ratio of U.S. dollars to British pounds sterling. This fund has the greatest investment risk since it is invested primarily in one security.

Vanguard Total Bond Market Index Fund - This fund normally invests at least 80% of assets in bonds listed on the index. It attempts to keep its portfolio weightings in line with the weightings of the index.

Fidelity Freedom Income Fund - This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement.

Fidelity Freedom 2010 - This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. After reaching its target date, Freedom 2010 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. This fund is targeted to investors expected to retire around the year 2010.

Fidelity Freedom 2020 - This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. After reaching its target date, Freedom 2020 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. This fund is targeted to investors expected to retire around the year 2020.

(Continued)

Fidelity Freedom 2030 - This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds. After reaching its target date, Freedom 2030 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2030.

Fidelity Freedom 2040 - This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds. After reaching its target date, Freedom 2040 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. This fund is targeted to investors expected to retire around the year 2040.

Fidelity Retirement Money Market Fund - This fund is a money market fund. Investment in this fund is restricted to a separate account for former participants in the Employee Stock Ownership Plan of Mona Industries Inc. (Mona ESOP). The assets in the Mona ESOP separate account were transferred to the RSP from an escrow arrangement established in connection with the purchase of the stock of Mona Industries Inc. by ICI American Holdings Inc. As a shareholder of Mona Industries Inc., the Mona ESOP has an aliquot interest in monies released from the escrow arrangement. The independent trustee of the Mona ESOP is responsible for allocating the assets in the separate account to former participants in the Mona ESOP. When the assets in the separate account are allocated by the independent trustee to the former Mona ESOP participants, the allocated assets will be credited to the account of such former Mona ESOP participants in the RSP. Where the former Mona ESOP participant does not have an account in the RSP and the amount allocated is less than $5,000, such amount will be distributed from the RSP to the former Mona ESOP participant.

For more information on investments, the prospectus of the applicable fund should be consulted.

(g) Disability

If a participant eligible for Retirement Contributions becomes disabled with less than 5 years of vesting, he or she will vest in his Retirement Contributions and earnings. If a participant eligible for Retirement Contributions becomes disabled after completing 5 years of vesting, he or she shall continue to receive Retirement Contributions until the earlier of the date he or she ceases to be disabled or age 65.

(h) Plan Mergers, Transfers, and Corporate Actions

The account balances of ICI Paint Stores personnel totaling approximately $14,600,000 were transferred from the Plan to the Savings and Investment Plan of the Stores Division of ICI Paints on or about January 1, 2001.

On January 9, 2001, the Company sold the Crosfield Chemicals business to an affiliate of Ineos Acrylics, Inc. The account balances of Crosfield personnel totaling approximately $4,700,000 were transferred from the Plan to the Ineos 401(k) plan in 2001.

(Continued)

On January 9, 2001, ICI Americas, Inc. sold its Klea business to Ineos Fluor LLC. The account balances of Klea personnel and the Chlor Chemicals personnel were transferred totaling approximately $3,800,000 to an Ineos Fluor LLC 401(k) plan in 2001.

In 2002, the Mona Industries Employee Savings and Investment Plan was merged into this Plan. As the result of the merger, over $10.2 million was transferred to this Plan.

In 2002, ICI Americas Inc. sold its Security Systems business to 3SI Security Systems Inc. As the result of this transaction, $4,540,208 was transferred to the 3SI Security Systems Retirement Savings Plan.

On February 4, 2002, Imperial Chemical Industries PLC (ICI) announced a rights offering. Under the rights offering, holders of 11 ICI American Depositary Shares (ADS) were allowed to purchase 7 new ADSs at the price of $11.42. The rights offering was extended to participants in the Plan who had an interest in the ICI Company Stock Fund on February 26, 2002. Participants could either sell the rights real time or exercise the rights. If the rights were not exercised by March 11, 2002, the rights were sold by Fidelity through a batch process. The $11.42 exercise price held a buffer to cover currency fluctuation between the pound sterling and the U.S. dollar. Approximately $1 for each exercised right was refunded to the Plan and allocated to the applicable participant's account and then transferred to the ICI Company Stock Fund.

(2) **Summary of Significant Accounting Policies**

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

(b) Valuation of Plan Assets and Income Recognition

The value of the Master Trust is based on the value of underlying securities. Securities listed on a national exchange and shares of registered investment companies are valued on the basis of year-end sales prices. Securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued on the last reported bid price. ICI ADRs are valued at the period-end market price as quoted on the New York Stock Exchange. Fixed income contracts are valued at contract value plus interest at the contract rate (which approximates fair value). Certificates of deposit are valued at cost, which approximates market value. Short-term investments, comprised principally of money market funds, are valued at cost, which approximates market value.

The carrying values for contribution receivables approximate their fair values due to their short-term nature. Participant loans are stated at amortized cost. The plan administrator does not believe it is practicable to estimate the fair value of participant loans as they are not material to the Plan. The participant loans have fixed rates of interest, approximating prevailing market rates of 5.25% to 12.5% and 6.0% to 12.5% at December 30, 2002 and 2001, respectively, for outstanding loans.

(Continued)

RETIREMENT SAVINGS PLAN OF
THE ICI GROUP

Notes to Financial Statements

December 30, 2002 and 2001

Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Security transactions are recorded on the trade date. Gain or losses on securities sold is based on average cost.

(c) Administrative Expenses

Generally, costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Company. The Mellon Capital investment management fees are charged to the Mellon Capital Asset Allocation Strategy Fund. Fiduciary Capital Management's investment advisory fees are charged to the ICI Long-term Income Fund. Brokerage charges and fees incurred for purchases and sales of ICI ADRs are paid by the Company. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold.

(d) Participants Withdrawals

Payments to participants in the form of a withdrawal or distribution are recognized as a reduction of Plan assets when paid by the trustee.

(e) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the making of estimates and assumptions that affect the amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

(f) Risks and Uncertainties

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as the prices of goods and services as measured by the consumer price index. The Plan's investments are subject to risk conditions of the individual fund objectives, stock markets, bond market performance, interest rates, economic conditions, exchange rates, and world affairs.

(g) Reclassification

Certain amounts have been reclassified in the 2001 financial statements to conform to the current year presentation.

(3) **Loans to Plan Participants**

Loans from the Plan may only be made to participants who are "parties in interest" within the meaning of ERISA section 3(14). A maximum of two loans may be outstanding at any time for any eligible participant. The Plan may however, accept more than two loans pursuant to a transfer of assets and liabilities or merger of plans into this Plan in accordance with Code § 414(1); provided that a participant

(Continued)

with more than two such loans may not take a loan under this Plan until all but one of such loans have been paid in full. A participant may borrow up to the lesser of $50,000 (reduced by the highest loan balance in the preceding 12 months) or 50% of his vested account balance (excluding Retirement Contributions and earnings thereon). Loans have a fixed rate of interest, 1% above the prime rate of interest at the origination of the loan. Loans are generally for a term up to five years. The term of a loan for the purchase of a principal residence may be up to 25 years. Participant loans issued during 2002 carried an interest rate of between 5.25% and 7.0%.

(4) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are 100% vested in their Retirement Contributions and earnings thereon.

(5) Interest in Master Trust

At December 30, 2002 and 2001, the Plan's investments (excluding participant loans) were held in the ICI Master Trust. Investment income and administrative expenses relating to the ICI Master Trust are allocated to the individual plans based upon average monthly balances invested by plan in each fund.

The following table presents the fair value of investments in the Master Trust at December 30, 2002 and 2001:

	2002	2001
ICI Long Term Income Fund	$ 301,015,875	270,837,685
Mellon Capital Asset Allocation Fund	13,919,824	19,121,140
T. Rowe Price Small Cap Stock Fund	19,779,131	17,937,908
American Funds Europacific Growth Funds	12,541,734	13,502,507
ICI Company Stock Fund	13,621,787	18,736,969
Fidelity Magellan Fund	127,169,845	178,307,555
Fidelity Equity Income Fund	47,930,282	57,750,725
Fidelity Balanced Fund	22,703,314	26,780,444
Fidelity Aggressive Growth Fund	17,746,719	28,940,010
Fidelity US Equity Index Pool Fund	37,381,854	52,267,493
Vanguard Total Bond Market Index Fund	10,395,221	—
Fidelity Freedom Income Fund	567,931	—
Fidelity Freedom 2010	772,138	—
Fidelity Freedom 2020	723,193	—
Fidelity Freedom 2030	231,743	—
Fidelity Retirement Money Market	174,522	—
Fidelity Freedom 2040	73,741	—
	$ 626,748,854	684,182,436
Plan's proportionate share	87.6%	90.0%

RETIREMENT SAVINGS PLAN OF
THE ICI GROUP

Notes to Financial Statements

December 30, 2002 and 2001

Net (decrease) increase in fair value by investment for the years ended December 30, 2002 and 2001 is as follows:

	2002	2001
ICI Long Term Income Fund	$ 30,178,190	14,776,936
Mellon Capital Asset Allocation Fund	(5,201,316)	(3,367,337)
T. Rowe Price Small Cap Stock Fund	1,841,223	3,909,495
American Funds Europacific Growth Fund	(960,773)	(3,969,617)
ICI Company Stock Fund	(5,115,182)	(12,051,742)
Fidelity Magellan Fund	(51,137,710)	(46,179,446)
Fidelity Equity Income Fund	(9,820,443)	(5,268,026)
Fidelity Balanced Fund	(4,077,130)	3,601,325
Fidelity Aggressive Growth Fund	(11,193,291)	(25,461,127)
Fidelity US Equity Index Pool Fund	(14,885,639)	(14,298,249)
Vanguard Total Bond Market Index	10,395,221	—
Fidelity Freedom Income Fund	567,931	—
Fidelity Freedom 2010	772,138	—
Fidelity Freedom 2020	723,193	—
Fidelity Freedom 2030	231,743	—
Fidelity Retirement Money Market	174,522	—
Fidelity Freedom 2040	73,741	—
Total net (decrease) increase in fair value of investments	$ (57,433,582)	(88,307,788)

The net investment loss of the ICI Master Trust for the years ended December 30, 2002 and 2001 is as follows:

	2002	2001
Investment loss:		
Interest income and dividends	$ 26,194,181	24,385,936
Net depreciation in fair value of stock funds	(7,693,564)	(8,365,588)
Net depreciation in fair value of mutual funds	(93,307,912)	(67,197,128)
	$ (74,807,295)	(51,176,780)
Plan's proportionate share	89.4%	88.9%

The Plan's proportionate share is affected by the extent of its participation in certain individual funds.

(Continued)

(6)   Related Party Transactions

At both December 30, 2002 and 2001, the Plan had a 79% beneficial interest in the ICI Company Stock Fund (an investment fund of the ICI Master Trust), which hold ICI ADRs as a principal investment.

(7)   Internal Revenue Service Status

The Plan obtained a determination letter dated October 9, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.   In the opinion of the plan administrator, the Plan and its underlying trust have been operated substantially in accordance with the terms of the Plan, as amended and restated, and remain qualified under the applicable provisions of the Internal Revenue Code.

(8)   Commitments and Contingencies

The Plan is subject to reporting under the Securities Exchange Act of 1934 which requires the Plan to file an annual report on Form 11-K within 180 days of the end of the Plan's fiscal year. As of the date of this report, the Plan has not made such filing.

(9)   Subsequent Events

On February 3, 2003, the Delaware Trends Fund was added as a Plan investment option. Delaware Trends is a growth mutual fund that invests primarily in common stocks of emerging growth-oriented domestic and foreign companies. The objective of the fund is to increase the value of investments through capital growth.

The Fidelity Aggressive Growth Fund was closed to new contributions and exchanges "in" effective February 3, 2003. Monies invested in the Fidelity Aggressive Growth Fund on February 3, 2003 may remain in the fund until the fund is closed or be exchanged out. The Employee Benefits Investment Committee of ICI American Holdings Inc. is monitoring the performance of the fund but did not make a decision to close the fund as of the date of this report.

Effective January 1, 2004, the plan year was changed to a calendar year. December 31, 2003 will be a one day plan year.

(Continued)

RETIREMENT SAVINGS PLAN OF
THE ICI GROUP

Notes to Financial Statements

December 30, 2002 and 2001

(10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net investment loss of Master Trust, administrative fees and participant loan interest income per the financial statements to the Form 5500 as of December 30, 2002.

		2002
Participant loan interest income, per financial statements	$	948,555
Less: Accrued interest, per financial statements		(947)
Interest - Participant Loans, per Form 5500	$	947,608

		2002
Net investment loss of Master Trust, per financial statements	$	(66,866,008)
Administrative fees, per financial statements		(8,366)
Accrued interest, per financial statements		947
Net investment loss from master trust investment accounts, per Form 5500	$	(66,873,427)

(Continued)

RETIREMENT SAVINGS PLAN OF
THE ICI GROUP

Schedule G, Part III - Nonexempt Transactions

Year ended December 30, 2002

(a) Identity of party involved: ICI Americas Inc.

(b) Relationship to plan, employer,   Plan Sponsor
     or other party-in-interest:

(c) Description of transaction   Employee contributions and loan repayments of $7,425
     including maturity date, rate of   withheld from the payroll of one location in June 2002 were
     interest, collateral, par or   not timely transferred to the Plan's account in the ICI Master
     maturity value: Trust. While the Company did not file for relief under the
        Voluntary Fiduciary Correction Program (VFCP), the
        Company corrected the error in August 2003 in accordance
        with the procedure outlined in the VFCP.

(d) Purchase price: N/A

(e) Selling price: N/A

(f) Lease rental: N/A

(g) Expenses incurred in connection   —
     with transaction:

(h) Cost of asset: N/A

(i) Current value of asset: Unknown

(j) Net gain (loss) on each   N/A
transaction:

See accompanying report of independent registered public accounting firm.

(Contin

RETIREMENT SAVINGS PLAN OF
THE ICI GROUP

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

December 30, 2002

Issuer	Description of investment	Cost	Current value
* Participant loans	Interest rates ranging from 5.25% to 12.5%	$ 0	$ 11,596,648

*Party-in-interest, not prohibited by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Retirement Savings Plan of the ICI Group

Date: August 6, 2004   By: *Thomas M Hindmarch*
                                                               Designated Representative

w:\Law\Gen\Tmh\11Ks\ICI RSP YE 123002.doc

Consent of Independent Registered Public Accounting Firm

Employee Benefits Investment Committee
ICI American Holdings Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-13642) on Form S-8 of Imperial Chemical Industries PLC of our report dated February 17, 2004, with respect to the statements of net assets available for benefits of the Retirement Savings Plan of the ICI Group (formerly the Savings and Investment Plan of the ICI Group) as of December 30, 2003 and 2001, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules of schedule G, part III – nonexempt transactions for the year ended December 30, 2002 and schedule H, line 4i – schedule of assets (held at end of year) as of December 30, 2002, which report appears in the December 30, 2002 annual report on Form 11-K of the Retirement Savings Plan of the ICI Group.

KPMG LLP

Short Hills, New Jersey
August 5, 2004